OCEANPAL INC.
Pendelis 26, 175 64 Palaio
Faliro, Athens, Greece

July 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-7010

Re:	OceanPal Inc. Registration Statement on Form F-1 (333-288153)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-1 intially filed with the U.S. Securities and Exchange Commission (the "Commission") on June 18, 2025, be accelerated so that it will be made effective at 9:00 a.m. Eastern Standard Time on July 21, 2025, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act"). This letter and request for acceleration of effectiveness of the Registration Statement supersedes our acceleration request filed with the Commission on July 17, 2025 that had previously requested acceleration for 9:30 a.m. on July 21, 2025.

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours faithfully,

OCEANPAL INC.

By:	/s/ Robert Perri
Name: Robert Perri
Title: Chief Executive Officer